             UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
             WASHINGTON, DC 20549

             SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934

NORDIC AMERICAN TANKERS LIMITED
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

G65773106
(CUSIP Number)

Herbjørn Hansson Bekkasinveien 12 3212 Sandefjord Norway +47 33 42 73 00 with a copy to: Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G65773106

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Not Applicable)

Burma Shipping & Investment AS

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,093,445

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,093,445

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,093,445

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.64%*

14.	TYPE OF REPORTING PERSON

OO
________________
*	Based on 54,817,251 common shares, par value $0.01 of Nordic American Tankers Limited (the "Issuer") (the "Common Shares") outstanding as of January 10, 2013.

CUSIP No.	G65773106

1.	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Herbjørn Hansson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

10,400

8.	SHARED VOTING POWER

3,093,445*

9.	SOLE DISPOSITIVE POWER

10,400

10.	SHARED DISPOSITIVE POWER

3,093,445*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,103,845*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.66%**

14.	TYPE OF REPORTING PERSON

IN

___________________
*	Mr. Hansson beneficially owns 3,093,445 Common Shares of the Issuer through Burma Shipping & Investment AS ("Burma") of which he is the controlling person.
**	Based on 54,817,251 Common Shares of the Issuer outstanding as of January 10, 2013.

CUSIP No.	G65773106

Item 1.	Security and Issuer.

This Statement on Schedule 13D ("Schedule 13D") relates to the common chares, par value $0.01 (the "Common Shares"), of Nordic American Tankers Limited, a Bermuda company (the "Issuer").

The address of the Issuer's principal executive offices is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of (i) Burma Shipping & Investment AS ("Burma") and (ii) Mr. Herbjørn Hansson (collectively, the "Reporting Persons"). Mr. Hansson is the controlling person of Burma.

(i) (a, b, c and f). The registered address of Burma is Bekkasinv 12, 3212 Sandefjord, Norway. The principal place of business of Burma is Bekkasinv 12, 3212 Sandefjord, Norway. The principal business of Burma is shipping, stock trading, consulting and related business. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below.

Herbjørn Hansson	Chairman of the Board	Mr. Hansson's principal business address is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda. Mr. Hansson is a citizen of Norway.
Rolf Ivar Amundsen	Board Member	Mr. Amundsen's principal business address is Ringstadbekkveien 40B, 1358 Jar, Norway. Mr. Amundsen is a citizen of Norway.
Axel Stove Lorentzen	Board Member	Mr. Lorentzen's principal business address is Jerpefaret 10, 0788 Oslo, Norway. Mr. Lorentzen is a citizen of Norway.

(ii) Mr. Hansson is a citizen of Norway and his present principal occupation is as Chairman and Chief Executive Officer of Nordic American Tankers Limited.  Mr. Hansson's principal business address is LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 3,103,845 Common Shares, 1,910,112 of which were acquired as described in Item 5. As described in Item 5, the aggregate purchase price for the 1,910,112 purchased Common Shares was 1,200,000 common shares of Scandic American Shipping Ltd., ("Scandic") which represented all of the issued and outstanding stock of Scandic. Burma was the record and beneficial owner of all of the outstanding capital stock of Scandic.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Shares through a share purchase agreement by and between the Issuer and Burma dated December 15, 2012, whereby Burma acquired 1,910,112 Common Shares of the Issuer at a price of $8.90 per share in exchange for 1,200,000 common shares of Scandic. Burma was the record and beneficial owner of all of the outstanding capital stock of Scandic. This transaction closed on January 10, 2013.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Mr. Herbjørn Hansson, one of the Reporting Persons, services as Chairman and Chief Executive Officer of the Issuer.  As Chairman and Chief Executive Officer, Mr. Hansson may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire or dispose of Common Shares, or to formulate other purposes, plans or proposals regarding the Issuer or the Common Shares held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer.

(a. and b.)       The aggregate number and percentage of Common Shares beneficially owned by the Reporting Persons (on the basis of a total of 54,817,251 Common Shares of the Issuer issued and outstanding as of January 10, 2013) are as follows:

Burma

a	)	Amount beneficially owned:		3,093,445	Percentage: 5.64%
b	)	Number of Common Shares to which the Reporting person has:
		i.	Sole power to vote or to direct the vote:	0
		ii.	Shared power to vote or to direct the vote:	3,093,445
		iii.	Sole power to dispose or to direct the disposition of:	0
		iv.	Shared power to dispose or to direct the disposition of:	3,093,445

Mr. Hansson

a	)	Amount beneficially owned:		3,103,845	Percentage: 5.66%
b	)	Number of Common Shares to which the Reporting person has:
		i.	Sole power to vote or to direct the vote:	10,400
		ii.	Shared power to vote or to direct the vote:	3,093,445
		iii.	Sole power to dispose or to direct the disposition of:	10,400
		iv.	Shared power to dispose or to direct the disposition of:	3,093,445

(c.)   All transactions in the Common Shares effected during the past 60 days by the Reporting Persons are set forth in Annex A, attached to this Schedule 13D and incorporated herein by reference.

(d.)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

7.1	Joint Filing Agreement, dated January 18, 2013 (filed herewith)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2013

BURMA SHIPPING & INVESTMENT AS

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman of the Board

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson

Exhibit 7.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the securities of Nordic American Tankers Limited to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated: January 18, 2013

BURMA SHIPPING & INVESTMENT AS

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson
Title:	Chairman of the Board

By:	/s/ Herbjørn Hansson
Name:	Herbjørn Hansson

Annex A

PARTY EFFECTING TRANSACTION	DATE	BUY/SELL	QUANTITY	PRICE(1)
(1) Burma Shipping & Investment AS	1/10/2013	Buy	1,910,112	$8.90
(2) Burma Shipping & Investment AS	12/21/2012	Buy	953,533	$9.14

(1)    In connection with the sale of all of the capital stock of Scandic as described in Item 4, the stock consideration component of the transaction was calculated based on a price of $8.90 per share.